

February 26, 2014

Via E-mail
Mr. Brian Pappas
Chief Executive Officer
Creative Learning Corporation
701 Market Street, Suite 113
St. Augustine, FL 32095

> **Re:** **Creative Learning Corporation**
> **Form 10-K for the Year Ended September 30, 2013**
> **Filed January 14, 2014**
> **Form 10-Q for the Quarter Ended December 31, 2013**
> **Filed February 13, 2014**
> **File No. 000-52883**

Dear Mr. Pappas:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended September 30, 2013

Item 7. Management's Discussion and Analysis

Results of Operations, page 9

1. We note the mixed performance reflected in your revenue and expense line items reported on page 20. As required by Instructions 3 and 4 to Item 303(a) of Regulation S-K, please amend your filing to include a discussion of results of operations and describe the causes of material changes in your various line items. Where applicable disclose the

quantitative contribution of each factor contributing to these changes. Your discussion should also focus specifically on known material events and uncertainties that would cause the reported financial information not to be necessarily indicative of future operating results or of future financial condition.

2.   Similarly your discussion of comparative interim results of operations in your December 31, 2013 Form 10-Q should be revised, as required by Instruction 3 to Item 303(b) of Regulation S-K, to describe the material changes in significant line items.

Liquidity and Capital Resources, page 9

3.   We note that each of the eight amounts disclosing cash flows in the table on page 9 do not agree with comparable disclosures in your audited financial statements on page 21. Please revise to reconcile or to correct.

4.   Further, in light of the substantial change in your cash flows from operations, please amend your filing to include a discussion of liquidity to identify and discuss any known trends or uncertainties that are reasonably likely to result in your liquidity increasing or decreasing in any material way.

Item 9A. Controls and Procedures, page 11

5.   In light of the ineffectiveness of your internal controls over financial reporting at September 30, 2013 it is unclear to us how you determined that your disclosure controls and procedures were effective. Please explain. In particular, please address for us your consideration of the nature and scope of the inadequate documentation cited in the penultimate paragraph of page 11. Similarly, please tell us your consideration of the internal control lapses involving improperly recorded common stock issuances on your disclosure controls and procedures.

Management's Report on Internal Control over Financial Reporting, page 11

6.   Describe for us the scope of the inadequate documentation of expenditures cited in the penultimate paragraph of page 11. Tell us the reported line items affected and amounts of expenditures involved. Where applicable, identify the under-document expenditures that were made to related parties.

Item 10. Directors, Executive Officers and Corporate Governance, page 12

7.   We note in your correspondence with the Securities and Exchange Commission that Mr. Richard Nickelson holds the title of Controller and Director of Business Development. Please explain why he is not included as a named executive officer in your filing. You may wish to refer to Regulation S-K Item 401.

Item 13. Certain Relationships and Related Transactions, page 15

8.   We note that you direct the reader to Note 3 of the financial statements in response to this item requirement. Please revise your disclosure in the body of your filing or in the footnotes to the financial statements to include all information required by Regulation S-K Item 404(a).

Financial Statements

Report of Independent Registered Public Accounting Firm, page 18

9.   Borgers & Cutler CPA's PLLC of Denver Colorado does not appear to be currently registered with the PCAOB. Please advise. Your Form 10-K should include reports of independent auditors registered with the PCAOB at the time of filing.

Notes to Consolidated Financial Statements

(1) Nature of Organization and Summary of Significant Accounting Policies

Revenue Recognition, page 25

10.   It appears from your disclosures on page 20 that your current profitability is dependent on the recognition of initial franchise fees. In this regard we note the internal control weaknesses cited in the penultimate paragraph of page 11. Describe for us how your revenue recognition policy "was not in accordance with General Accepted Accounting Principles" and how management determined that the amounts reported were nonetheless materially correct.

11.   We note that it is your practice to recognize non-refundable territory franchise fees upon completion of *initial* training. Tell us whether your agreements require you to provide such services as: site selection, on-site visits to supervise early operations and/or to supervise construction and ongoing training after the initial franchisee training. If so, please describe such services and explain to us how you are compensated for them.

12.   We note from the seventh paragraph of page 28 that you forgave a note receivable taken as consideration for a territorial franchise fee. It also appears from the first paragraph of page 32 that you refunded three territorial franchise fees in December 31, 2013. Tell us whether there were any other instances when you in-effect refunded initial territorial franchise fees. Tell us your consideration of whether such a practice affected your determination that non-refundable initial franchise fees were fixed and determinable upon signing of the franchise agreement.

13.   We note that you recognize marketing fees as earned. It is therefore unclear to us why you offset your Marketing Fund liability against the matching amount of cash in the

Marketing Fund bank account as disclosed in the fourth paragraph of page 10. Clarify how you account for the 2% marketing fee charged to franchisees and the related marketing expenditures. Tell us whether not you hold title to the Marketing Fund bank account and, if not, tell us the terms of the trust for the account. Describe your managerial relationship to the funds and explain to us why it is appropriate to offset this liability against a cash asset in this circumstance.

(14) Income Tax, page 31

14.   Please include the statutory tax rate reconciliation disclosure required by ASC 740-10-50-12.

Form 10-Q for the fiscal quarter ended December 31, 2013

Item 2, Management's Discussion and Analysis

Liquidity and Capital Resources, page 13

15.   It appears to us that your actual operating cash requirements during the three months ended December 31, 2013 substantially exceeded your approximated anticipated cash requirement of $315,000 per month at December 31, 2013. Further, it is unclear how your anticipated capital requirements for the twelve-month period ending December 31, 2014 relates to your operating results reported on page 5. Please clarify. Specify which line items reported in your consolidated statements of operation comprise: general and administrative, marketing and business development expenses. Clarify for us the financial statement line items on page 5, if any, that are not addressed in the capital requirement disclosures on the bottom of page 13. If applicable, identify any significant elements of your operating income which do not arise from or are not necessarily representative of your ongoing business as required by Instruction 4 to Item 303(b) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph M. Kempf, Senior Staff Accountant at (202) 551-3352 or Dean Suehiro, Senior Staff Accountant at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Staff Attorney at (202) 551-3208, Celeste M. Murphy, Legal Branch Chief at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director